TRANSLATION OF THE RESOLUTIONS SUBMITTED TO THE SHAREHOLDERS OF SEQUANS COMMUNICATIONS S.A. (the “Company”)
DURING THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF FEBRUARY 12, 2024 AT 11:00 A.M.

Ordinary matter:

1.Appointment of Stéphanie SESSLER as director subject to condition precedent;

Extraordinary matters:

2.     Review and approval of a draft partial asset contribution agreement and approval of the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actif soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as such term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such contribution;

3.     Review and approval of a draft cross-border merger plan and approval of the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such cross-border merger;

4.     Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favor of a designated person, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023;

5.     Cancellation of the shareholders’ preferential subscription right in favor of a designated person;

6     Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023; and

7.     Delegation of authority to the Board of Directors to carry out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code.

Ordinary matter:

8.     Powers for formalities.

TEXT OF THE RESOLUTIONS

I. Ordinary matter

FIRST RESOLUTION
Appointment of Stéphanie SESSLER as director subject to condition precedent

The general shareholders’ meeting, voting in accordance with the quorum and majority requirements for ordinary general shareholders’ meetings, having knowledge of the Board of Directors’ report,

acknowledges that, pursuant to an agreement entered into on August 4, 2023 and entitled “Memorandum of Understanding” between the Company and Renesas Electronics Corporation (TSE: 6723) (as subsequently amended, the “Memorandum of Understanding” or the “MoU”), Renesas Electronics Europe GmbH (« Renesas Electronics Europe »), a private company with limited liability (Gesellschaft mit beschränkter Haftung - GmbH) organized under the laws of Germany, has launched a cash tender offer for all the Company’s shares (including the Company’s shares represented by American Depositary Shares) (the “Offer”), appoints, subject to the condition of the consummation of the Offer and effective as of the Offer Acceptance Time (as defined in and subject to the provisions of the MoU), Stéphanie SESSLER as a director of the Company for a period of three (3) years, i.e., until the ordinary general meeting of shareholders that will be held to approve the financial statements for the fiscal year ending December 31, 2026, decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of acknowledging the satisfaction of the aforementioned condition and, consequently, the appointment of Stéphanie SESSLER as director of the Company.

II. Extraordinary matters

SECOND RESOLUTION
Review and approval of a draft partial asset contribution agreement and approval of the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actif soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as such term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such contribution

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of Articles L. 236-18 to L. 236-26 of the French Commercial Code, applicable by reference made in Article L. 236-27 of the French Commercial Code, having considered:

•the fact that the Company and Sequans Communications SAS, a wholly owned subsidiary of the Company under the legal form of a simplified joint stock company with a sole shareholder (société par actions simplifiée à associé unique) governed by French law, with a share capital of one euro, whose registered office is located at Les Portes de la Défense – 15-55 Boulevard Charles de Gaulle – 92700 Colombes, France, and which is registered with the Trade and Companies Registry of Nanterre under the number 979 284 114 (“Sequans SAS”) do not intend to apply the “simplified” regime for asset contributions under the demerger regime provided for in Article L. 236-28 of the French Commercial Code;

•the Company’s social and economic committee’s (comité social et économique) opinion dated August 10, 2023;

•the contribution agreement (including its schedules), drafted in French and in English, entered into as a private deed on December 28, 2023, between the Company and Sequans SAS (the “Demerger Agreement”), under the terms of which it is agreed, subject to the satisfaction or waiver of the conditions precedent set forth in Article 7 of the Demerger Agreement, that the Company shall contribute to Sequans SAS, under the terms and conditions of the Demerger Agreement, all of its assets and liabilities, rights and obligations of any kind and other legal relationships related to its business of developing and supplying cellular IoT connectivity solutions, providing chips and modules for massive 5G/4G and broadband IoT, as part of an asset contribution (apport partiel d’actif) governed by the legal regime for demergers (scissions) provided for in Articles L. 236-18 to L. 236-26 of the French Commercial Code (the “Contribution”);

•the Board of Directors’ report prepared pursuant to the provisions of Articles L. 236-9 I, paragraph 4 and R. 236-6 of the French Commercial Code;

•the report referred to in Article L. 225-147 of the French Commercial Code, drawn up by Mr. Fabrice Vidal of the firm Caderas Martin, appointed by order of the president of the Commercial Court of Nanterre dated September 13, 2023 to act as contributions auditor (commissaire aux apports) in connection with the Contribution;

•the interim financial statements of the Company dated September 30, 2023, the certified annual financial statements of the Company for the year December 31, 2022 and the approved and certified annual financial statements for the years ended December 31, 2021 and December 31, 2020 and the management reports for the last three financial years;

•the fact that Sequans SAS has been incorporated on September 14, 2023 and has therefore not yet closed any balance sheet or had any activity;

approves the report of the Board of Directors and the Demerger Agreement in all their provisions and the Contribution under the terms agreed therein, and in particular:

•the transfer to Sequans SAS, as part of the Contribution, all of its assets and liabilities, rights and obligations of any kind and other legal relationships related to its business of developing and supplying cellular IoT connectivity solutions, providing chips and modules for massive 5G/4G and broadband IoT, as a result of a universal succession of title (transmission universelle de patrimoine), under the terms and conditions of the Demerger Agreement, and subject the conditions precedent set forth in Article 7 of the Demerger Agreement (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the net book value of the assets and liabilities contributed by the Company to Sequans SAS, estimated, at the date of the Demerger Agreement and based on the Company’s interim financial statements at September 30, 2023, at -1,928,430 euros (the “Provisional Net Assets”), it being reminded that, pursuant to Regulation 2014-03 of the French Accounting Standards Authority (Autorité des normes comptables) of June 15, 2014 relating to the French general chart of accounts (Plan comptable général), as amended, in case of a partial asset contribution constituting an autonomous business branch and involving companies under common control (as defined in such regulation), the contributions made in the context of the Contribution are valued on the basis of their net book value. The Company's interim financial statements at September 30, 2023 thus show that the Provisional Net Assets are negative. However, in connection with the Contribution and its completion, Renesas Electronics Europe has undertaken to the Company by separate deed dated December 22, 2023 to subscribe, directly or through an affiliate, to a share capital increase of the Company, in cash or by offsetting receivables against receivables that Renesas Electronics Europe or an affiliate holds against the Company, following the completion of the Offer and subject to the completion of the Offer and no later than before the Completion Date (as this term is defined in the Demerger Agreement), such that the final net assets will be equal to 2,000,000 euros (the "Adjusted Provisional Net Assets");

•the terms and conditions of the consideration for the Contribution, consisting in the issuance by Sequans SAS of 396,385 new ordinary shares by way of a share capital increase of Sequans SAS to the benefit of the Company, with a par value of one euro (1 €) each (i.e., a total nominal amount of 396,385 euros);

•the fact that the difference between the Adjusted Provisional Net Assets (i.e., 2,000,000 euros) and the nominal amount of the share capital increase of Sequans SAS (i.e., 1,603,615 euros) will be credited to a “contribution premium” account on which the rights of existing and new shareholders will be based, provided that Sequans SAS may deduct from this contribution premium the amounts necessary to fund the legal reserve and the expenses related to the Contribution, if any;

•the fact that the contribution premium on which the rights of Sequans SAS’ shareholder(s) will be based will be recorded as a liability on Sequans SAS’ balance sheet for its full amount;

•the fact that the valuation of the contribution premium, based on the estimated net assets on September 30, 2023, is subject to the final net assets being determined on the basis of the Company’s financial statements on December 31, 2023;

•the absence of joint and several liability (solidarité) between the Company and Sequans SAS pursuant to Article L. 236-26 of the French Commercial Code;

•the fact that the final completion of the Contribution will occur, subject to the fulfillment of the conditions precedent set forth in Article 7 of the Demerger Agreement, on the Completion Date (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the fact that the Contribution shall be retroactive to January 1,2024, in accordance with the provisions of Articles L. 236-4 and R. 236-1 of the French Commercial Code and with Article 7 of the Demerger Agreement; and

•the fact that the new shares issued by Sequans SAS will carry, on the Completion Date, immediate dividend rights and will be fully assimilated to the existing ordinary shares, will enjoy the same rights and will bear the same expenses and will be entitled to all distributions made in payment from the date of their issuance;

decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of:

•acknowledging the satisfaction of the conditions precedent set forth in Article 7 of the Demerger Agreement (subject to, to the extent permitted by the Demerger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•carrying out and/or cooperating with Sequans SAS in carrying out all formalities required for the Contribution or in order to regularize and/or make effective against third parties the transfer of the contributed assets, rights and obligations; and

•if necessary, reiterating the terms of the Contribution, drafting all reiterative, confirmative, rectifying or supplementing deeds to the Demerger Agreement and carrying out all findings, conclusions, communications and formalities, which may be necessary to finalize the Contribution.

THIRD RESOLUTION
Review and approval of a draft cross-border merger plan and approval of the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined below), subject to the fulfillment or waiver of certain conditions precedent and delegation of powers to the Board of Directors to implement such cross-border merger

The general shareholders’ meeting, voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of the French Commercial Code, and in particular its Articles L. 236-31 to L. 236-45, having considered:

•the Company’s social and economic committee’s (comité social et économique) opinion dated August 10, 2023;

•the joint cross-border merger agreement (including its annexes) drafted in French, in English and in German, entered into as a private deed on December 28, 2023, between the Company and Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, having its registered office at Düsseldorf, with head office at Arcadiastraße 10, 40472 Düsseldorf, Germany, registered with the commercial register of the Düsseldorf Local Court under number HRB 102753 (« Renesas Sting Merger AG”, and together with the Company, the “Merging Companies”) (the “Merger Agreement”) relating to the proposed cross-border merger by way of absorption of the Company by and into Renesas Sting Merger AG (the “Cross-Border Merger”), as prepared by the Board of Directors of each of the Merging Companies;

•the report on the Cross-Border Merger, prepared by the Board of Directors of the Company in accordance with the provisions of Articles L. 236-36 and R. 236-24 of the French Commercial Code (including its annexes, the “Merger Report”), to which the Company’s social and economic committee’s opinion dated August 10, 2023, is attached;

•the reports relating to the terms and conditions of the Cross-Border Merger and the value of the contributions, drawn up by Mr. Fabrice Vidal of the firm Caderas Martin, appointed by order of the president of the Commercial Court of Nanterre dated September 13, 2023, pursuant to Articles L. 236-10 and L. 225-147 of the French Commercial Code (applicable by reference made in Article L. 236-31 of the French Commercial Code regarding cross-border mergers) and Article 311 of the German law relating to the transformation of companies (Umwandlungsgesetz), to act as merger auditor (commissaire à la fusion) in connection with the Cross-Border Merger;

•the interim financial statements of the Company dated September 30, 2023, the certified annual financial statements of the Company for the year December 31, 2022 and the approved and certified annual financial statements for the years ended December 31, 2021 and December 31, 2020 and the management reports for the last three financial years;

•the fact that Renesas Sting Merger AG has been incorporated on May 25, 2023 and has therefore not yet closed any balance sheet or had any activity;

approves the Merger Report and the Merger Agreement in all their provisions and the fact that the Company participates in the Cross-Border Merger under the terms agreed therein, and in particular:

•the transfer to Renesas Sting Merger AG, as part of the Cross-Border Merger, of all the Company’s assets and liabilities, rights, obligations and other legal relationships as a result of a universal succession of title (transmission universelle de patrimoine), with no restriction or exemption, under the terms and conditions of the Merger Agreement, and subject in particular to the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement (including the completion of the Contribution) (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the effective date of the Cross-Border Merger, which will be the date of registration of the Cross-Border Merger with the commercial register (Handelsregister) to which Renesas Sting Merger AG belongs (the “Effective Date”), in accordance with the provisions of the Merger Agreement and it being specified that the Cross-Border Merger will only be effective once the completion of the conditions precedent set forth in Article 10 of the Merger Agreement (including the completion of the Contribution) (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•the tax and accounting effective date of the Cross-Border Merger, as agreed between the Company and Renesas Sting Merger AG, which shall be the Effective Date; and

•the fact that as a result of the Cross-Border Merger, each ordinary share of the Company (to the exception of shares that are held by the Company as treasury shares (actions auto-détenues), if any), with a par value of one euro cent (0.01€), outstanding as of immediately prior to the Effective Date, will be exchanged for ordinary shares of Renesas Sting Merger AG, each with a par value of 1 euro, on the basis of three (3) ordinary shares of the Company for two (2) ordinary shares of Renesas Sting Merger AG (the “Exchange Ratio”), that the shares held in treasury shares by the Company shall be cancelled and shall cease to exist and that no consideration shall be delivered or deliverable in exchange therefor;

acknowledges that, subject to the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement or, to the extent permitted by the Merger Agreement or applicable law, the waiver at such date of all or part of such conditions precedent:

•the final value of the transferred assets and liabilities of the Company and the net asset of the Company will be determined by the acquiring entity on the basis of the Company’s stand-alone financial statements, as of the Effective Date in application of French GAAP accounting principles;

•Renesas Sting Merger AG will increase its share capital as a consideration for the contribution made in the context of the Cross-Border Merger by issuing and allocating, on the Effective Date, for each issued and outstanding ordinary share of the Company, ordinary shares of Renesas Sting Merger AG, on the basis of three (3) ordinary shares of the Company for two (2) ordinary shares of Renesas Sting Merger AG, provided that no fractional ordinary shares of Renesas Sting Merger AG shall be issued and allocated and that, if applicable, a balancing payment (soulte) will be paid to concerned shareholders;

•each book-entry position (inscription en compte) previously evidencing one ordinary share of the Company registered with Société Générale Securities Services, as custodian account keeper (teneur de compte conservateur), likely to designate shares in the Company held in (i) pure registered form (nominatif pur) and (ii) administered registered form (nominatif administré) immediately prior to the Effective Date, shall thereafter correspond, without the requirement of any exchange thereof, to shares in Renesas Sting Merger AG, whose owner is registered in a share register (Aktienregister);

•the new Renesas Sting Merger AG ordinary shares allocated in the Cross-Border Merger will rank pari passu in all respects with all other issued and outstanding Renesas Sting Merger AG ordinary shares as of the Effective Date and no special rights or restrictions will apply to the new Renesas Sting Merger AG ordinary shares;

•the new Renesas Sting Merger AG ordinary shares will be fully paid and free of any encumbrance (i.e., third-party rights or attachments);

•Renesas Sting Merger AG shall be subrogated, as of the Effective Date, in all the rights and obligations of the Company; and

•subject to the final completion of the Cross-Border Merger, as of the Effective Date, the Company will be dissolved without liquidation;

decides to grant, as a result, all powers to the Board of Directors, with the option of sub-delegation in accordance with applicable laws and regulations, for the purpose of:

•as the case may be, acknowledging the final completion of the Cross-Border Merger and its consideration and to that effect, in particular, acknowledging the satisfaction of the conditions precedent set forth in Article 10 of the Merger Agreement (subject to, to the extent permitted by the Merger Agreement or applicable law, the waiver of all or part of such conditions precedent);

•negotiating, signing and amending any deed, declaration or contract necessary for the completion of the Cross-Border Merger;

•carrying out all the formalities required for the Cross-Border Merger or in order to regularize and/or make effective against third parties the transfer of assets, rights and obligations; and

•if necessary, reiterating the terms of the Cross-Border Merger, drafting all reiterative, confirmative, rectifying or supplementing deeds to the Merger Agreement and carrying out all findings, conclusions, communications and formalities, and in particular the declaration of conformity required by the applicable legal provisions, which may be necessary to finalize the Cross-Border Merger.

FOURTH RESOLUTION
Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders' preferential subscription right in favor of a designated person, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics GMBH on September 11; 2023

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered:

•the Board of Directors' report,

•the statutory auditor's special report on the issuance of ordinary shares with cancellation of the preferential subscription right, as provided for in Articles L. 225-135 and L. 225-138 of the French Commercial Code,

after noting that the Company's share capital has been fully paid up,

resolves, subject to the condition precedent (i) of the adoption of the fifth resolution below cancelling the shareholders' preferential subscription right and (ii) of the success of the tender offer governed by US law initiated by Renesas Electronics Europe GmbH on September 11, 2023 (the "Offer"), to delegate to the Board of Directors, in accordance with Article L. 225-192-2 of the French Commercial Code, its authority to decide to issue, on one or more occasions and in the proportions and at the times it sees fit, new ordinary shares with a par value of one cent (0.01) euro each (the "Delegation"), resolves that the price of the new ordinary shares that may be issued under the Delegation will be set at the Offer price, i.e. a share value of $0.7575 per ordinary share, which will be converted into euros on the basis of the spot dollar-euro exchange rate prevailing on the day prior to the date on which the Merger Agreement is notarized in Germany, resolves that the maximum nominal amount of share capital increases carried out under this Delegation may not exceed 500,000 euros,

resolves that the new ordinary shares will be issued with dividend rights as from the date of final completion of the related share capital increase and, in respect of dividend entitlement, as from the first day of the current financial year, and that they will be subject to all the provisions of the by-laws and the decisions of the shareholders,

As a result of the foregoing, the general shareholders’ meeting resolves to give full powers to the Board of Directors to:

•acknowledge the success of the Offer;

•decide and implement, on one or more occasions, at such times and in such proportions as it shall see fit, the Delegation;

•set the amount of the issue(s) to be carried out under the Delegation, as well as the amount of any premium that may be requested on issue;

•determine the dates, terms and conditions of any share capital increase carried out pursuant to the Delegation;

•determine the method of payment of the shares to be issued;

•receive subscriptions for and payments in respect of the ordinary shares to be issued pursuant to any share capital increase carried out by virtue of the Delegation;

•at its sole discretion, charge the costs of share capital increases against the amount of premiums relating thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase;

•acknowledge, if applicable, the early close of the subscription period for any share capital increase carried out under the authority of the Delegation, or, if applicable, extend it;

•record, where applicable, any payment by way of set-off against certain, liquid and payable receivables against the Company;

•obtain the certificate(s) attesting to the payment of funds and to the completion of any share capital increase carried out pursuant to the Delegation;

•duly record the subscription of ordinary shares and the final completion of any share capital increase carried out pursuant to the Delegation;

•if necessary, withdraw the funds following the completion of any share capital increase carried out by virtue of the Delegation;

•amend the Company's by-laws accordingly and complete all publication and other formalities;

•carry out, directly or through an authorized representative, all acts and formalities required to finalize any share capital increase carried out pursuant to this Delegation and, in general, do all that may be necessary;

•in general, take any measures and carry out any formalities required to implement this Delegation.

resolves that the Delegation will be valid until December 31, 2024.

FIFTH RESOLUTION
Cancellation of the shareholders's preferential subscription right in favor of a designated person

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered:

•the Board of Directors' report,

•the statutory auditor's report on the issuance of ordinary shares with cancellation of the preferential subscription right, as provided for in Articles L. 225-135 and L. 225-138 of the French Commercial Code,

resolves to cancel the preferential subscription right in favor of Renesas Electronics Europe GmbH, a company incorporated under German law as a Gesellschaft mit beschränkter Haftung - GmbH, registered with the German Commercial Registry under number HRB 3708, and having its registered office at Arcadiastrasse 10 - 40472 Düsseldorf, Germany.

SIXTH RESOLUTION
Delegation of authority to the Board of Directors to carry out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the successful completion of the public tender offer under US law initiated by Renesas Electronics Europe GmbH on September 11, 2023

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings,

having considered the Board of Directors' report,

after noting that the Company's share capital has been fully paid up,

resolves, subject to the condition precedent of the success of Offer, to delegate to the Board of Directors its authority to decide to issue, in the proportions and at the times it sees fit, on one or more occasions, new ordinary shares with a par value of one cent (0.01) euro each (the "Delegation n°2"), resolves that the price of the new ordinary shares that may be issued under Delegation n°2 would be set at the Offer price, i.e. a share value of $0.7575 per ordinary share, which would be converted into euros on the basis of the spot dollar-euro exchange rate prevailing on the day prior to the date of authentication of the Merger Agreement before the German notary, resolves that the maximum nominal amount of share capital increases that may be carried out under Delegation n°2 may not exceed 500,000 euros,

resolves that the new ordinary shares will be issued with dividend rights as from the date of final completion of the related share capital increase and, in respect of dividend entitlement, as from the first day of the current financial year, and that they will be subject to all the provisions of the by-laws and the decisions of the shareholders,

As a result of the foregoing, the general shareholders’ meeting resolves to give full powers to the Board of Directors to :

•acknowledge the success of the Offer;

•decide and implement, on one or more occasions, at such times and in such proportions as it shall see fit, the Delegation n°2;

•set the amount of the issue(s) to be carried out under Delegation n°2, as well as the amount of any premium that may be requested on issue;

•determine the dates, terms and conditions of any share capital increase carried out pursuant to Delegation n°2;

•determine the method of payment of the shares to be issued;

•receive subscriptions for and payments in respect of the ordinary shares to be issued pursuant to any share capital increase carried out by virtue of the Delegation n°2;

•at its sole discretion, charge the costs of share capital increases against the amount of premiums relating thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase;

•acknowledge, if applicable, the early close of the subscription period for any share capital increase carried out under the authority of the Delegation n°2, or, if applicable, extend it;

•record, where applicable, any payment by way of set-off against certain, liquid and payable receivables against the Company;

•obtain the certificate(s) attesting to the payment of funds and to the completion of any share capital increase carried out pursuant to the Delegation n°2;

•duly record the subscription of ordinary shares and the final completion of any share capital increase carried out pursuant to the Delegation n°2;

•if necessary, withdraw the funds following the completion of any share capital increase carried out by virtue of the Delegation n°2;

•amend the Company's by-laws accordingly and complete all publication and other formalities;

•carry out, directly or through an authorized representative, all acts and formalities required to finalize any share capital increase carried out pursuant to this Delegation n°2 and, in general, do all that may be necessary;

•in general, take any measures and carry out any formalities required to implement the present Delegation n°2.

resolves that Delegation n°2 is valid until December 31, 2024.

SEVENTH RESOLUTION
Delegation of authority to the Board of Directors to carry out a share capital increase under the conditions set out in Articles L.3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L.225-129-6 of the French Commercial Code

The general shareholders’ meeting,

voting in compliance with the quorum and majority requirements for extraordinary general shareholders’ meetings, in accordance with the provisions of the French Commercial Code, and in particular its Articles L. 236-31 to L. 236-45, having considered:

•the Board of Directors' report; and

•the statutory auditor's special report;

delegates its authority to the Board of Directors to carry out, subject to the Board's prior approval, a share capital increase, on one or more occasions, in the proportions and at the times it sees fit, up to a maximum amount of 1.5% of the Company's share capital, resolves to cancel the shareholders’ preferential right to subscribe to shares to be issued to members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code, either directly or via a company mutual fund (Fonds Commun de Placement d'Entreprise) to be set up as part of the company savings plan, resolves that the subscription price of the new shares, which will confer the same rights as existing shares of the same class, determined in accordance with Articles L. 3332-19 and L. 3332-20 of the French Labour Code, will be set as follows:

•if the shares are admitted to trading on a regulated market, the subscription price may not exceed the average of the prices quoted over the twenty trading sessions preceding the date of the Board of Directors' meeting setting the opening date for subscription, nor may it be more than 30% below this average, or 40% below if the lock-up period provided for in the plan in accordance with Articles L. 3332-25 and L. 3332-26 of the French Labor Code is more than 10 years,

•as long as the shares are not admitted to trading on a regulated market, the subscription price will be determined in accordance with objective share valuation methods, taking into account the company's net worth, profitability and business prospects, weighted appropriately. These criteria may be assessed on a consolidated basis or, failing that, by taking into account financial data from significant subsidiaries, if any. Failing this, the subscription price is determined by dividing the amount of net assets revalued according to the most recent balance sheet by the number of existing shares. This amount must be determined each year under the supervision of the statutory auditor, grants the Board of Directors full powers to implement this delegation, and in particular to:

•determine the date and terms and conditions of the issues to be carried out under this delegation in accordance with legal and statutory requirements, and in particular set the subscription price in compliance with the rules defined above, the opening and closing dates for subscriptions, the dividend entitlement dates and the deadlines for paying up the shares,

•record the final completion of the share capital increases up to the amount of shares actually subscribed,

•amend the Company's by-laws accordingly and carry out all publication and other formalities,

•more generally, enter into any and all agreements and, in general, take any and all measures and carry out any and all formalities required to complete the share capital increase(s) decided pursuant to this delegation, and

•resolves that this delegation is granted for a period of eighteen (18) months from the date hereof and will expire at the end of this period,

resolves that this delegation cancels and replaces any earlier delegation to the same effect.

III. Ordinary matter

EIGHTH RESOLUTION
Powers for formalities

The general shareholders’ meeting, voting in accordance with the quorum and majority requirements for ordinary general shareholders’ meetings, grants full powers to the bearer of the original, an excerpt or a copy of these minutes for the purpose of performing all publication, filing and other necessary formalities.